Item 77D DWS DWS Bond VIP (a portfolio of
DWS Variable Series I)

At a meeting held September 18-19, 2008, the Board of Trustees of DWS Bond VIP, a portfolio of DWS
Variable Series I, approved has approved the termination of Aberdeen Asset Management Inc.
("AAMI"), as the portfolio's subadvisor and Aberdeen
Asset Management Investment Services Limited
("AAMISL") as the portfolio's sub-subadvisor. Effective
December 1, 2008, Deutsche Investment Management
Americas Inc. (the "Advisor") will assume all day-to-day advisory responsibilities for the portfolio that were previously delegated to AAMI and AAMISL. The portfolio's Board has also approved certain changes to the portfolio's investment strategy as follows:

The portfolio seeks to maximize total return consistent with preservation of capital and prudent investment management, by investing for both current income and capital appreciation. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity.

The portfolio primarily invests in US dollar-denominated fixed income securities, including corporate bonds, US government and agency bonds and mortgage- and asset-backed securities. A significant portion of the portfolio's assets may also be allocated among foreign investment grade fixed income securities, high yield bonds of US and foreign issuers (including high yield bonds of issuers in countries with new or emerging securities markets), or, to maintain liquidity, in cash or money market instruments.

The portfolio may invest up to 25% of its total assets in foreign investment grade bonds (those considered to be in the top four grades of credit quality).

In addition, the portfolio may also invest up to 35% of total assets in securities of US and foreign issuers that are below investment grade (rated as low as the sixth credit grade, i.e., grade B, otherwise known as junk bonds). Compared to investment grade bonds, junk bonds may pay higher yields, have higher volatility and may have higher risk of default on payments of interest or principal.

The portfolio may invest up to 20% of total assets in US dollar denominated or foreign currency denominated bonds of issuers located in countries with new or emerging securities markets.

The portfolio may have exposure of up to 15% of total assets in foreign currencies. Currency forward contracts are permitted for both non-hedging and hedging purposes.

US Investment Grade Securities. In selecting these securities for investment, the portfolio managers typically:
_ assign a relative value to each bond, based on creditworthiness, cash flow and price;
_ determine the value of each issue by examining the issuer's credit quality, debt structure, option value and liquidity risks. The portfolio managers look to take advantage of any inefficiencies between this value and market trading price;
_ use credit analysis to determine the issuer's ability to fulfill its contracts; and
_ use a bottom-up approach which subordinates sector weightings to individual bonds that the portfolio managers believe may add above-market value.

The portfolio managers generally sell these securities when they reach their target price or when there is a negative change in their outlook relative to the other securities held by the portfolio. Bonds may also be sold to facilitate the purchase of an issue with more attractive risk/return characteristics.


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